SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549


                              FORM 11-K



(Mark One)

        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X___  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the fiscal year ended December 31, 2000


OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
______  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED



                   Commission File Number   0-3797


          The MasTec, Inc. 401(k) Retirement Savings Plan
                      (Full title of the plan)



                            MasTec, Inc.
                        3155 NW 77th Avenue
                          Miami, FL  33122

              (Name of issuer of the securities held
              pursuant to the plan and the address of
                  its principal executive office)

          The MasTec, Inc. 401(k) Retirement Savings Plan
                     Financial Statements and
                      Supplemental Schedule
                    December 31, 2000 and 1999



Table of Contents

	                                                 Pages

Report of Independent Certified Public Accountants	    2

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2000 and 1999	                    3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2000 and 1999	            4

Notes to Financial Statements	                          5-9

Supplemental Schedule:
Schedule of Assets Held for Investment
    Purposes as of December 31, 2000	                   10


Exhibits:
Consent of Independent Certified Public Accountants        12

Report of Independent Certified Public Accountants

To the Participants and Administrator of The MasTec, Inc. 401(k) Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP


Miami, Florida
May 25, 2001



The MasTec, Inc. 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

                                       2000          1999
Assets:
Investment at fair value            $25,898,370    $26,320,770
Participant notes receivable          1,273,789        808,426
                                    -----------    -----------
     Total investments               27,172,159     27,129,196
                                    -----------    -----------

Receivables:
   Participants' contributions          582,575        404,690
   Employer's contributions             214,638         73,705
                                    -----------    -----------
     Total receivables                  797,213        478,395
                                    -----------    -----------

Net assets available for benefits   $27,969,372    $27,607,591
                                    ===========    ===========


The accompanying notes are an integral part of these financial statements.

The MasTec, Inc. 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

                                              2000           1999
                                          -------------  -------------
Additions to net assets attributed to:
   Investment income:
      Net (depreciation) appreciation in
      fair value of investments           $ (4,163,193)  $  5,425,807
      Interest                                  15,457         10,228
                                          -------------  -------------
                                            (4,147,736)     5,436,035

Contributions:
   Participants'                             6,602,875      6,502,839
   Employer's                                1,921,997        669,095
                                          -------------  -------------
      Total additions                        4,377,136     12,607,969
                                          -------------  -------------

Deductions from net assets attributed to:
   Participant's withdrawals                 4,015,355      3,953,048
                                          -------------  -------------
      Total deductions                       4,015,355      3,953,048
                                          -------------  -------------

   Net increase                                361,781      8,654,921

Net assets available for benefits:
   Beginning of year                        27,607,591     18,952,670
                                          -------------  -------------

   End of year                            $ 27,969,372   $ 27,607,591
                                          =============  =============


The accompanying notes are an integral part of these financial statements.

The MasTec, Inc. 401(k) Retirement Savings Plan
Notes to Financial Statements
---------------------------------------------------------------------
1.  Description of Plan

The following description of The MasTec, Inc. (the "Company" or "MasTec") 401(k) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and have six months of service. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes.

The Plan is administered by the Employee Benefits Committee (Plan Administrator) of MasTec, Inc. Great-West Life & Annuity Insurance Company is the Recordkeeper of the Plan for all funds except for the MasTec Common Stock Fund which the Trustee is Wells Fargo Bank Minnesota, N.A. Plan assets are held by the Recordkeeper.

Contributions

Participants may contribute from 1% to 15% of their pre-tax annual compensation, subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed was $10,500 and $10,000 during 2000 and 1999, respectively.

Company contributions are 50% of each dollar up to 4% of the participant's gross salary. The Company match is exclusively in MasTec Common Stock. Whether and to what extent the Company will match employee contributions beyond 2000 will be at MasTec's discretion.

During 1999, the defined contribution plans of certain companies acquired by MasTec, Inc. were converted to the Plan, and the related employees became participants of the Plan. The net assets of these plans were converted at a fair value of approximately $1,740,000 and invested in the Plan in accordance with the related employees' investment option elections. Such amounts are included as participants' contributions for 1999. In 2000, no plans of acquired companies were converted to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, rollovers into the Plan and an allocation of the participant accounts' earnings. Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) any administrative fees paid by the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

Transfers and Rollovers

Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrator.

Withdrawals

Certain withdrawals from participant accounts are only allowed for financial hardship (in accordance with IRS regulations).

Participant Notes Receivable

Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%.

Payment of Benefits

On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

Vesting

Participants are immediately vested in their contributions and rollovers and the earnings thereon. Participants are vested in Company contributions as follows:

Years of Service            Percentage
----------------            ----------

      1                        33%
      2                        66%
      3 or more               100%

Participants forfeit the portion of their account balance to the extent not vested.

2.  Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are as follows:

Basis of Accounting

The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Valuation of Investments and Income Recognition

The Plan's investments are valued by the Recordkeeper (Note
1) and are stated at fair value using quoted market prices.

Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

Investment Income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Withdrawals

Withdrawals made by participants are recorded when paid.

Administrative Costs

All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the years ended December 31, 2000 and 1999.


3.  Investments

The following investments represented five percent or more of the Plan's net assets at December 31, 2000:

    Maxim Money Market Portfolio                  $3,895,208
    American Century Ultra Fund                    1,845,961
    Profile Series I - Aggressive Mix Portfolio 2,417,756 Profile Series II - Moderately Aggressive
      Mix Portfolio                                1,671,764
    MasTec Common Stock Fund                       4,443,252



The following investments represented five percent or more of the Plan's net assets at December 31, 1999:

    Maxim Money Market Portfolio                  $4,723,125
    American Century Ultra Fund                    2,225,358
    Fidelity Advisor Growth Opportunities Fund     1,691,331
    Profile Series I - Aggressive Mix Portfolio    2,318,948
    Profile Series II - Moderately Aggressive
      Mix Portfolio                                1,417,497
    MasTec Common Stock Fund                       4,702,122


4.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


The MasTec, Inc. 401(k) Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 2000

Identity of Party               Description of Investment  Fair Value
------------------------------  -------------------------  ----------
Lord Abbett Bond - Debenture A      Bond Fund             $  12,593
Invesco Select Income               Bond Fund                11,977
Maximum Bond Index                  Bond Fund                60,736
Maximum Loomis Sayles Corporate
   Bond Portfolio                   Bond Fund               136,330
Maximum U.S. Government Mortgage
   Securities Portfolio             Bond Fund                64,810
Maximum Global Bond Portfolio       Bond Fund                54,729
Maximum Short-Term Maturity Bond
   Portfolio                        Bond Fund                32,218
Maximum Money Market Portfolio      Short-Term Fund       3,895,208
Maximum Index European Portfolio    International Fund       58,221
Fidelity Advisor Overseas Fund      International Fund      125,753
Maxim Invesco ADR                   International Fund       39,434
Maxim Index Pacific Portfolio       International Fund       63,364
Janus Worldwide		            International Fund      519,051
Putnam Global Growth Fund           International Fund      441,568
AIM Charter Fund                    Large-Cap Fund          443,400
Fidelity Advisor Growth
   Opportunities Fund               Large-Cap Fund        1,181,931
Orchard Index 500 Fund              Large-Cap Fund          532,698
Maximum Founder's Growth & Income   Large-Cap Fund          150,047
Invesco Blue Chip Growth Inv.       Large-Cap Fund           92,503
Janus Twenty                        Large-Cap Fund          533,522
American Century Ultra Fund         Large-Cap Fund        1,845,961
AIM Weingarten Fund                 Large-Cap Fund          649,094
Maximum Growth Index Portfolio      Large-Cap Fund          422,844
American Century Income & Growth    Large-Cap Fund           18,365
Fidelity Advisor Equity Income      Large-Cap Fund          545,018
Putnam Fund for Growth & Income     Large-Cap Fund          630,000
Maxim Value Index                   Large-Cap Fund          246,363
AIM Constellation Fund              Mid-Cap Fund          1,001,226
MFS Capital Opportunities           Mid-Cap Fund            145,199
Maxim T. Rowe Price Mid-Cap Growth  Mid-Cap Fund            230,478
American Century Equity Income Fund Mid-Cap Fund             47,040
Portfolio Series I-
   Aggressive Mix Portfolio         Profile Series        2,417,756
Portfolio Series II- Moderately
   Aggressive Mix Portfolio         Profile Series        1,671,764
Portfolio Series III-Moderate
   Mix Portfolio                    Profile Series        1,371,927
Portfolio Series IV-Moderately
   Conservative Mix Portfolio       Profile Series          263,361
Portfolio Series V-Conservative
   Mix Portfolio                    Profile Series          152,769
Dreyfus Emerging Leaders            Small-Cap Fund           78,768
Orchard Index 600 Fund              Small-Cap Fund          130,690
Lord Abbett Developing Growth Fund  Small-Cap Fund          139,192
Maxim Ariel Small-Cap
   Value Portfolio                  Small-Cap Fund           20,092
Maxim Loomis Sayles Small-Cap
   Value Portfolio                  Small-Cap Fund          150,554
Invesco Financial Services          Specialty Fund           50,290
Invesco Health Sciences             Specialty Fund          171,092
American Century Real Estate        Specialty Fund           11,494
Dreyfus Premier Technology Growth   Specialty Fund          296,586
MFS Utilities                       Specialty Fund           72,412
Great-West Life & Annuity           Guaranteed Certified
   Insurance Company                  Fund                  197,811
Mastec Common Stock Fund            Common Stock Fund     4,443,248
First Colony Life Insurance Company Life Insurance Fund      26,883
Participant loans, fully amortized  Loans to participants
                                      8%-11%              1,273,789
                                                        -----------
                                                        $27,172,159
                                                        ===========

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE MASTEC, INC.
                                    401(k) RETIREMENT SAVINGS PLAN




Date:  June 28, 2001                /s/ CARMEN M. SABATER
                                    ---------------------
                                    Carmen M. Sabater
                                    Executive Vice President
                                    Chief Financial Officer
                                    (Trustee)



Date:  June 28, 2001                /s/ JOSE SARIEGO
                                    ---------------------
                                    Jose Sariego
                                    Senior Vice President -
                                    General Counsel
                                    (Trustee)

                        EXHIBITS

Exhibit 23:


    Consent of Independent Certified Public Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 033-55327) of MasTec, Inc. of our report dated May 25, 2001 relating to the financial statements of The MasTec, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP


Miami, Florida
June 28, 2001